UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
Chemtec Energy Services 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Pittsburgh, PA 15220

Chemtec Energy Services
401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2017 and 2016 and the
Year Ended December 31, 2017

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Chemtec Energy Services 401(k) Plan (the “Plan”). The Plan is a defined contribution plan that meets the conditions for an audit waiver under the Department of Labor’s Regulation 29 CFR 2520.104-46.

Chemtec Energy Services
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$—	$927,597
Receivables:
Contributions receivable from employee	—	30,982
Contributions receivable from employer	—	11,425
Total receivables	—	42,407
Net assets available for benefits	$—	$970,004
See accompanying notes.

Chemtec Energy Services
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions
Investment income:
Interest and dividends	$55,806
Net realized/unrealized appreciation in investment fair value	157,202
Total investment income	213,008
Interest income from notes receivable from participants	514
Contributions:
Employee	192,232
Employer	59,914
Total contributions	252,146
Total additions	465,668
Deductions
Deductions from net assets attributable to:
Benefit payments	111,506
Corrective distributions	44,873
Administrative expenses	6,933
Total deductions	163,312
Increase in net assets available for benefits before transfers	302,356
Transfer of assets to affiliated plan	(1,272,360)
Decrease in net assets available for benefits after transfers	(970,004)
Net assets available for benefits, beginning of year	970,004
Net assets available for benefits, end of year	$—

See accompanying notes.

Chemtec Energy Services
401(k) Plan
Notes to Financial Statements
December 31, 2017 and 2016
1. Description of Plan
The following brief description of the Chemtec Energy Services 401(k) Plan (the “Plan”) is provided for general information purposes. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
As of December 31, 2017, the L.B. Foster Company Investment Committee elected to merge the Plan with the L.B. Foster Company 401(k) and Profit Sharing Plan (the “L.B. Foster Plan”). The total fair market value of the net assets transferred from the Plan to the L.B. Foster Plan was $1,272,360.
General
The Plan is a defined contribution plan extended to all eligible employees of Chemtec Energy Services, LLC who have attained age 18. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of L.B. Foster Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and L.B. Foster Company (the “Company”). Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code (the “Code”) limitations. However, there is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.
The Company, upon resolution of the Company's Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year.
The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. At December 31, 2017 and 2016, forfeitures of $0 and $82, respectively, were available to reduce future Company contributions. During the year ended December 31, 2017, forfeitures of $5,426 were utilized to reduce Company contributions and Plan expenses.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Participants are 100% vested in Company contributions after two years of eligible service.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account immediately upon such event.
Benefit Payments
Normal retirement age is 65. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.
Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings.
Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan provisions. The December 31, 2017 merger of the Plan with the L.B. Foster Plan is not a termination of the Plan under these provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks, bonds, and Company stock. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.
Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.
Subsequent Events
At the date the financial statements were available to be issued, the Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or additional disclosures as stated herein.
3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“the Code”) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•
Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2017 and 2016, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company's common stock is the only common stock investment available to the Plan and is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust fund
The Fidelity Managed Income Portfolio Class I Fund (“MIP CL 1 Fund”) is the only stable value collective trust fund available to the Plan. The Plan uses the net asset value (“NAV”) per share of the MIP CL 1 Fund provided by the trustee as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the MIP CL 1 Fund, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The MIP CL 1 Fund’s units are issued and redeemed daily at the constant NAV of $1 per unit. The Fund’s investment objective is stability of principal and high current income.
Self-directed brokerage accounts
Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stock, and publicly traded partnerships and trusts that are valued on the basis of readily determinable market prices.
Investments included in the statements of net assets available for benefits include mutual funds totaling $0 and $920,631, the Company’s common stock fund of $0 and $3,603, and the Company’s Stock Purchase Account of $0 and $1,076, which are stated at fair value as of December 31, 2017 and 2016, respectively. These investments are valued using daily unadjusted quoted prices and are Level 1 fair value measurements.
Excluded from the fair value disclosure above, the investment in the stable value collective trust fund is measured at net asset value per share. The net asset value as of December 31, 2017 and 2016 for the investment in the MIP CL 1 Fund is $0 and $2,287, respectively. There are no unfunded commitments in regards to the MIP CL I Fund at December 31, 2017.
5. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chemtec Energy Services 401(k) Plan
(Name of Plan)

Date:	June 27, 2018	/s/ Brian H. Kelly
Brian H. Kelly
Senior Vice President -
Human Resources and Administration